Mail Stop 4561

VIA MAIL AND FACSIMILE
Mr. S. Steven Singh
Chief Executive Officer and Chairman of the Board of Directors
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, Washington
Facsimile: (425) 702-8828

Re: Concur Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed December 14, 2007
File No. 000-25137

Dear Mr. Singh:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

General

1.   We note your filing of Form S-3ASR on September 14, 2007, which requires you to be a Well Known Seasoned Issuer ("WKSI"). However, your Form 10-K for the year-ended September 30, 2007 indicates that you are not a WKSI. We also note that your Form 10-K and your reporting history indicates you are an

accelerated filer. Please provide us with an analysis of your filing status at the time your Form 10-K was filed and at the time the S-3ASR was filed.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 72

2.   Internal control over financial reporting is defined in Rule 13a- 15(f) under the Exchange Act. As you have included only a portion of the definition of internal control over financial reporting with your report, please confirm that in future filings you will ensure that the disclosure will include the entire definition or a reference to the rule provision.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535. Should you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director